Exhibit 4.15

OPTION AGREEMENT FOR PURCHASE OF MINING CONCESSIONS

RIO CONDOR RESOURCES S.A.

AND

SOCIEDAD LEGAL MINERA ROSARIO UNA DE LA SIERRA SAN MARCOS

In Copiapó, on , on November 5th 2009, before me, HERNAN CAÑAS VALDES, Lawer, Public Notary and Permanent Mining Conservator of this Province with trade in O’higgins street number 776, there appear: RÍO CÓNDOR RESOURCES S.A., closely held stock corporation engaged in the mining business, , TPN 76,072,443-2, properly represented, as will be evidenced by Mr. Francisco Schuberts Seiffert, Chilean, married, mechanical engineer, national identification card No. 6,095,824-6, both domiciled in the city of Santiago, and in transit through this city, at Camino del Sol Number 3895-7, municipality of Lo Barnechea, hereinafter indistinctly “RCR” or the “Beneficiary” for one part; and for the other SOCIEDAD LEGAL MINERA ROSARIO UNA DE LA SIERRA SAN MARCOS, TPN 76,105,000-1, domiciled at Alberto Blest Gana number 5, municipality of Tierra Amarilla, hereinafter indistinctly “Rosario” or the “Offeror”, properly represented by its shareholders, hereinafter the “Shareholders”, in the amount of shares that is indicated in each case: (i) Mr. SERGIO BARAHONA TIRADO, Chilean, single, miner, national identification card No. 4,353,391-7, domiciled in this city at Parcela Nº 16, Nantoco, municipality of Tierra Amarilla, for 21 shares and 2/3; (ii) Mr. SERGIO DARÍO BARAHONA TIRADO, Chilean, married, miner, national identification card number 11,933,4594, domiciled at Alberto Blest Gana number 5, municipality of Tierra Amarilla, for 21 shares and 2/3; (ii) Mr. CARLOS ERNESTO BARAHONA TIRADO, Chilean, married with separation on marital property, miner, national identification card No. 12,803,560-5, domiciled in this city at Parcela Nº 16, Nantoco, municipality of Tierra Amarilla, for 10 shares and 5&6; (iv) Mr. ALEJANDRO RODRIGO BARAHONA TIRADO, Chilean, single, miner, national identification card No. 13,221,471-9, domiciled in this city at Parcela Nº 16, Nantoco, municipality of Tierra Amarilla, for 10 shares and 5/6; (v) Mrs. MONICA MERCEDES PEREZ BARAHONA, Chilean, married, house keeper, national identification card 8150,895-K, domiciled in this Santiago and in transit through this city at Filipo Lippi street number 7821, municipality of Las Condes, for 17.5 shares, and (vi) Mr. GABRIEL PEREZ BARAHONA, Chilean married, airline pilot, national identification card No. 8,583,699-4, domiciled at Talagante Parcela 12, Condominio Santa Mónica for 17.5 shares the appearing parties of legal age, who evidenced their identity with the aforementioned cards and state:

FIRST. MINING CONCESSIONS SUBJECT OF THE AGREEMENT.

The Offeror declares that it is the only and exclusive owner of the mining claim called “ROSARIO UNA A ROSARIO DIEZ”, whose constitutive sentence and survey certificate are registered on folio 197 over number 74 of the Registry of Property corresponding to the year 1986 of the Registrar of Mines of Copiapó. For all purposes of this Agreement, the Offeror declares that the aforementioned mining claims are in accordance with the law, that they are not liable to encumbrances, prohibitions, embargos or litigations, with the exception of(i) a lease agreement in favor of Mr. Sergio Darío Barahona Tirado, that is evidenced in public deed of August 15, 2004, delivered in the Notary of Copiapó of Mr. Hernán Cañas Valdés, registered on folio 158, number 42 of the Registry of Mortgages and Encumbrances of the year 2004 of the Registrar of Mines of Copiapó and (ii) a sublease agreement of Mr. Sergio Darío Barahona Tirado, in favor of Mr. Omar Osvaldo Barril Santana, which will be terminated by virtue of public deed that must be deliver at least in the next 10 business days by Mr. SERGIO DARÍO BARAHONA TIRADO, before individualized, who will be personal and directly responsible of that termination.

The situation of location and extension of the mining claims identified above is detailed in a sketch that is contained in Annex A, which properly signed by the parties is understood to form part of this instrument, being notarized under number 12 of repertory of this deed. .

SECOND. DENOMINATION OF THE CONCESSIONS.

The parties agree that the group of mining claims identified in the first clause above, constitute the subject of the mining Option matter of this Agreement, which will hereinafter be called for the purposes of this Agreement the “Properties” .

THIRD. PURPOSE OF THE AGREEMENT

The Offeror hereby grants in favor of RCR Option to purchase and offers it irrevocably to sell, assign and transfer, in the terms of article 169 final paragraph of the Mining Code, the Properties identified in the first clause hereof, in the form, conditions and modalities that are expressed in the following clauses. Mr. Francisco Schuberts Seiffert , in the representation with which he is vested, accepts for RCR, in the terms of article 169 of the Mining Code, the Option referred, to RCR reserving the authority of accepting or rejecting the offer in the form, conditions and modalities that are expressed in this instrument.

The period within which the beneficiary of the Option or its assignees or successors may freely accept or reject the offer of purchase of the Properties will expire at midnight of the last day of the period of 48 months as of this date.

Therefore, at any time before the expiration of such period, RCR or whoever may succeed it in its rights, if up to date in the payments to which clause six refers, may express its will to enter into the purchase sale in which case it must only pay the balance of price that is pending, after imputing the sums already paid, in accordance with the sixth clause of this Agreement. In the event RCR or whoever succeeds it in its rights, does not express its intention within the period indicated or does not pay any of the installments that are detailed in letter (b) to (e) of number 6.1 of the sixth clause below, it will be understood that it does not wish to persevere in the business and consequently the Option will lapse. The payment of the sums pending payment of the purchase sale price at the time the Option is exercised, shall be made either directly to the Shareholders of the Offeror or else if it cannot be done in that way, leaving in the hands of the Notary before whom the deed of acceptance of the offer is issued, a sight draft or check issued in favor of such Shareholders with irrevocable instructions granted to such Notary of delivering to each Shareholder such document once the registration of the Properties is evidenced in favor of the beneficiary free from any encumbrance, prohibition, embargo or litigation.

The acceptance of the offer must be expressed within the period indicated, by public deed delivered before the attesting Notary, or before whoever may replace or succeed him in his Notary’s office, copy of which, together with copy of the payment instructions of any pending balance of the price at the date of the exercise of the Option, as has been stated previously, must be sent to each one of the Shareholders of the Offeror to the address indicated in the appearance of this instrument, or that which any of such Shareholders may have informed in writing to the Beneficiary before the period of acceptance by certified letter on the business day following that of the date of its delivery. In such event the Registrar of Mines of Copiapó, having in sight authorized copy of this deed and authentic copy of the deed of acceptance delivered by RCR, or by whoever succeeds him a beneficiary or assignee of the Option will register the dominion of the Properties in favor of RCR or, in its case, in the name of its successors or assignees, as provided for in the final paragraph of article 169 of the Mining Code. Likewise, with the sole merit of the deeds referred to and at the request of their bearer, the Registrar of Mines of Copiapó will proceed to release and cancel the prohibitions and limitations that are hereby constituted in favor of the Beneficiary of the Option and to make the annotations of the relevant release on the margin of the registrations that are made of this Option in the pertinent Registries of such Registrar. The parties agree that it will be a requirement for the acceptance that in the deed issued by RCR for the purpose, the attesting Notary shall leave evidence that RCR has delivered a sight draft or check in favor of ech one of the Shareholders of the Offeror with the balance of the price still unpaid at the date of acceptance of the Option.

In the event that for any reason or motive RCR does not exercise the purchase Option of the Properties subject of this Contract, any sum that it has already paid to the Shareholders of the Offeror on account of the price of the purchase sale offered, will remain in favor of such Shareholders for advanced and only indemnification for any damage that the non exercise of the Option could cause. If RCR according to the contract, rejects the option or doesn’t exercise it in the fixed time period, with the sole merit of this deed, or the document in which the Beneficiary of this option manifest her decision of not exercising it, the Offeror, by any of their Shareholders, may require the Registrar of Mines of Copiapó, before referred, the release and cancellation of all registration, sub-registration and annotation that may have been done in relation with this contract.

FOURTH. EXPLORATION AUTHORIZATION

Pursuant to what is provided by Article 53 paragraph 2 of the Mining Code and in is case, by articles 107, 113 and 116 of the same legal body, the Offeror hereby grants to RCR authorization to carry out all the works that may be necessary to recognize the geological potential of the lands comprised by the Properties subject of this Agreement. The Offeror hereby authorizes RCR, to perform exclusively exploration and prospecting work on the Properties while this Agreement lasts. Making use of the right of exploration and within the period indicated RCR is understood authorized to effect pro se and through its technical personnel or with the concourse or participation of third parties, all kinds of investigation, of reconnaissance, of exploration and of prospecting, and for this purpose may make geophysical, geological studies, obtain samples and make them its own, open test pits, make analyses, drillings, galleries, tunnels, roads and other reconnaissance works. RCR will also be especially authorized to request in favor of the Properties, mining easements of those contemplated in Article 120 and following and 126 and following of the Mining Code, being RCR responsible for the payment of the compensations or indemnifications caused by the constitution of such easements while this Agreement is effective. RCR shall be responsible for all the activities executed in the Properties subject of this Agreement, without any charge to the Oferrors nor their Shareholders. Likewise, RCR binds itself to carry out its activities in accordance with the technical regulations of protection of the environment and of safety established in the pertinent legal norms, requesting the permissions and authorizations as appropriate. In no event does RCR assume any responsibility for the present conditions of the place where the mining claims are established, derived from the activities developed prior to this date, responsibility that is for the exclusive account of the Offeror .

FIFTH. MAINTENANCE OF THE PROPERTY.

5.1. While this Agreement is effective, it will be the responsibility of RCR to carry out all the actuations contemplated by mining legislation destined to the defense of the Property from any action of third parties that pretends to obtain its caducity or extinction, or overlap, RCR being obliged to take charge only while this Agreement is in effect, of the payment of the claim fees to which the Properties are subject, under its exclusive cost and responsibility as well as any cost related with the maintenance and protection of the Properties.

5.2. The parties leave evidence of the fact that RCR, acting in the name and in representation of the Offeror will be authorized to cover the Properties with a layer of exploration and/or exploitation mining concessions overlapping them, concessions that if the Option is not exercised must be transferred to the Offeror by RCR in the state of their proceedings, free of cost.

5.3. In order to authorize RCR to defend the Properties judicially, the Offeror, properly represented hereby grants to RCR a special mandate as broad as may be necessary for the proper fulfillment of its mission mandate that can be exercised by RCR through any of its ordinary or special attorneys-in-fact, and RCR shall inform Offeror in a timely about the actuations that they may perform in accordance with this mandate. Notwithstanding the foregoing, the Oferror may keep by his account the oversight of the defense of the Properties, being able to execute the acts that such defense suppose, prior notice to the Beneficiary of such acts according to maintain a due coordination between the parties.

SIXTH. PRICE OF THE PURCHASE SALE OFFERED.

6.1. The price will be the equivalent of US$ 2,670,589, to be paid by RCR on the following opportunities: (a) US$ 66,765 that RCR pays in this act, in the terms that are detailed in section 6.4 following, the Shareholders declaring that they have received them to their full satisfaction; (b) US$ 200,294 after the period of 12 months has elapsed since the date of this deed; (c) US$ 347,177 after 24 months from the signing of this deed have elapsed; (d) US$ 454,000 after 36 months have elapsed from the signing of this deed, and (e ) US$ 1,602,353, after 48 months have elapsed from the signing of this deed and against the acceptance by RCR of the Offer and the registration in its name of the Properties in the Registry of Property of the Registrar of Mines of Copiapó. In the event RCR should decide to exercise the Option before the period of 48 months of effectiveness of the Option subject of this Agreement has expired, it must advance the payment of any sum that for account of this party, fixes the price of the purchase sale that it is owing at the date of the exercise of the Option in such a way that the fixed part of the price of the purchase sale is fully paid.

6.2. Should RCR wish to desist from the Option subject of this Agreement, RCR binds itself to give notice of this in writing to the Shareholders, through its representative, in a period that cannot be less than 30 days from the expiration date of the payment that it is pertinent to make on account of the fixed part of the purchase sale price. In the event that for any reason or motive RCR delays in making any of the payments detailed in letter (b) to (e) referred to above, then RCR, will have a period of waiting of 15 days from the date of expiration of the respective installment to get up to date with the payment. If RCR does not make the pertinent payment within such period, it will be understood that it desists from exercising the Option subject of this Agreement and the Agreement will terminate ipso facto, without the need of judicial or arbitral declaration whatsoever.

6.3. The payment of each one of the installments of the price in letters (b) to (e ) of number 6.1 above will be made in the office of the attesting Notary of this deed or before whoever succeeds, replaces or substitutes him, against the joint signature of all the Shareholders of the Offeror, of the corresponding public deed of receipt. The charge or optional obligation of the Beneficiary with the Offeror of paying each one of the installments of price mentioned in this section will be understood fully and duly complied with the delivery to the Notary that authorizes this deed, of a sight draft or check issued in the name of each one of the Shareholders of the Offeror, for the sum that corresponds to each in proportion to the participation of each one of such Shareholders in the capital of Rosario. For the purpose of what is provided in this section, the Beneficiary will be based on the distribution evidenced on the date of this instrument, in accordance with following section 6.4, any Shareholder always being able to inform in writing to RCR about variations of the composition of the existing Shareholders of Rosario, attaching a Certificate of Shareholders of the Registrar of Mines of Copiapó (of an ageing of not more than five days) with at least 10 days of advance from the expiration of the period of the pertinent installment, or within the five days following the date on which such information may be required by RCR, as the case may be. Each sight draft or check must be delivered at the latest within the time periods that are mentioned in literals (b) to e) of Section 6.1 above. The sight drafts or checks must be issued for the quantity corresponding to the installment in question in proportion to the participation of each one of the respective Shareholders in the capital of Rosario, in accordance with the published exchange rate that corresponds to the date of payment. The Notary will not deliver to any of the Shareholders of Rosario the sight draft or check that corresponds to him/her, except against the joint signature of all of them of the public deed of reception. The minutes of the public deed of reception shall be delivered by RCR to the intervening Notary. The notarial dues that are caused by reason of these payments will be for account of the Beneficiary.

6.4. In this act, the Beneficiary pays to the Shareholders of the Offeror, who declare that they have received to their entire satisfaction the installment identified in letter a) of section 6.1 above, for the total of US$ 66,765, which is distributed to the Shareholders of Rosario, according to the proportion that corresponds to each one of them in their capital and for the amounts that are indicated in each case: (i) Mr. SERGIO BARAHONA TIRADO, for 21 shares and 2/3, the sum of his equivalent in national currency of $ 7.700.229; (ii) Mr. SERGIO DARÍO BARAHONA TIRADO, for 21 shares and 2/3, the sum of his equivalent in national currency of $ 7.700.229; (iii) Mr. CARLOS ERNESTO BARAHON TIRADO, for 10 shares and 5/6, the sum of his equivalent in national currency of $3.832.372; iv) Mr. ALEJANDRO RODRIGO BARAHONA TIRADO, for 10 shares and 5/6, the sum of his equivalent in national currency of $ 3.832.372; v) Mrs. MONICA MERCEDES PÉREZ BARAHONA, for 27.5 shares, the sum of his equivalent in national currency of $ 6.209.862; and (vi) Mr. GABRIEL PÉREZ BARAHONA, for 17.5 shares, the sum of his equivalent in national currency of $ 6.209.862.

The aforementioned shareholders declare that they have received to their entire satisfaction the payment of this first installment on account of the price of the purchase sale offered.

SEVENTH: OVERPRICE

Once the following conditions are complied, and the Option is fully paid: One) (a) that RCR starts to commercially exploit the Properties, decision that is a matter of exclusive resolution of RCR, then RCR must pay to the Offeror, together with the Legal Mining Companies owners of the mining claims “Julia 1 al 18” (National Roll number 03203-4307-0); “Eliana I 1 al 20” (National Roll 03203-4828-5); “Eliana II 1 al 22” (National Roll number 03203-4829-3 and “Eliana III 1 al 2” (National Roll number 03203-4830-7), an overprice consisting in a royalty – the “Royalty” calculated on the basis of the sales of the minerals that are obtained from the Properties, considered either in individual form or else jointly with such mining claims hereinafter the “Mineral Products”. From such Royalty or NSR, Sociedad Legal Minera Rosario Una de la Sierra San Marcos, will be entitled to receive 26.71% of the amount that must be paid to RCR in accordance with the liquidation that it must deliver quarterly to the beneficiaries of such NSR as detailed in this respect in number the following number Eight. The Royalty will commence to accrue from the date on which RCR starts the commercial sale of the commercial production of “Mineral Products”- The Royalty will be calculated on the basis of the production and sale of the “Mineral Products” equivalent to two per cent of the “Net Smelter Return” – NSR –. The Royalty must be paid throughout the period when the Properties are exploited.

Two) For these purposes “Net Smelter Return” – NSR – will be understood to be the gross credit that RCR receives in any certain quarter for the concept of the sale of Mineral Products, as this term is defined in the following number four, corresponding to the commercial value of the metals contained less successively: (i) in the case RCR makes sales of concentrates or precipitates, the costs of the smelting toll, including, as may be pertinent, metallurgical deductions, charges for fusion and refining, charges for treatment, fines for impurities and costs of sales and of handling, charged by the smelter, refinery or other buyer; (ii) the costs of handling, transportation and insurance of the mineral of direct smelting (as this is defined hereinbelow) from the Properties or from a –concentrator, whether it is situated inside or outside the Properties (considered either individually or jointly with the mining claims referred to in number One above), to a smelter, refinery or other place of treatment, and (iii) taxes that are applied on the value of the production or on the basis of the quantity produced, excluding income taxes; Three) “Direct mineral smelting” will be understood to be any mineral of such quality that it will have commercial value, and can be treated directly in smelter without passing through prior treatments of concentration, extracted from the Properties (considered either individually or else jointly with the mining claims referred to in number One above). Four). “Mineral Products” will be understood to be the concentrate, precipitate or any other material, substance or products, metallic or non metallic, marketable, derived from the mineral or extracted from the Properties (considered either individually or else jointly with the mining claims referred to in number One above), except concentrates, precipitates, or other material or products that come from other mining exploitations of RCR other than from the Properties and those concessions referred to in number One) above, and that are treated jointly with the minerals extracted from the Properties (considered either individually or else jointly with the mining claims referred to in number One above) in which case, such concentrates. precipitates or other materials or products shall not be considered as “Mineral Products”; It will be understood also that “Mineral Products” are, in its case: metal doré or other refined metallic product that RCR: may obtain from the mining operations related with the Properties (considered either individually or else jointly with the mining claims referred to in number One above) and that are marketed as such, deducting from their sale price the costs of fusion and refining incurred actually to obtain it; and the direct mineral smelting that RCR obtains from the mining operations related with the Properties (considered either individually or else jointly with the mining claims referred to in number One above) and that are marketed as such, adding to their sale price the costs incurred by whoever processes it.

Five) At the latest, within the sixty days following each quarter after the initiation of the commercial production of the Properties and of the first sale of Mineral Products, RCR will present to the Shareholders of the Offeror - applying in section 6.4 of the sixth clause above- a reasonably detailed statement, (recovery, grades, production, cost and other relevant for the determination of the NSR) on the last day of the quarter immediately preceding or that of the reinitiating of commercial production and first sale of Mineral Products in the case of the first payment, of the calculation of the Royalty to be paid to the Offeror with respect to the pertinent quarter; Six) Any adjustment of calculation of the Royalty that could have its origin in accordance with what has been exposed, as for example, as a result of a quarterly statement to which reference is made in number Eight of this clause, shall be effected in the immediately following quarterly statement; Seven) For the purposes of the calculation of the amount of the Royalty, if RCR should sell a Mineral Product to one of its related, subsidiary or affiliated companies, without having negotiated their sale price in an equal manner, in such case, and only for he purposes of the calculation of the NSR and regardless of the actual amount of the pertinent sale price, RCR must add to the actual amount of such sale price, the sum that is sufficient so that such sale price constitutes a net reasonable sale price of the Mineral Product, as if it had been negotiated in an equal manner, after considering all the pertinent circumstances (including without limitation, the market conditions then prevailing with respect to the Mineral Product concentrates or other materials or products similar to the corresponding product). Through notification RCR will inform the Offeror about the amount of the reasonable sale price and if the Offeror does not object to it within the sixty days following the receipt of such notice, such amount will be definitive and compulsory for the purposes of this clause;

Eight) RCR will prepare a quarterly statement of the royalty at the latest within the sixty days following the closing of each quarter and RCR shall deliver to the Shareholders of the Offeror immediately a copy of such statement; Nine) RCR binds itself to maintain complete updated records as regards the production and sale of Mineral Products, including accounts, registries, statements and returns related with the provisions of treatment and smelting of the Mineral Product, the Shareholders of the Offeror, acting jointly with the legal mining companies offerors of the mining claims referred to in number one above and through a sole representative being authorized, at all reasonable times, even during a period of sixty days after the termination or revocation of this deed, to inspect such registries, statements and returns, and to make copies thereof in order to verify the amount of the payments of Royalty that RCR must make to the Offeror in accordance with what is herein provided. The Offeror shall be entitled to ask Independent external auditors, at its own cost, to make an annual audit of such accounts. Ten) All the payments for the concept of Royalty will be considered concluding in the full compliance of all the obligations of RCR in this connection, if such payments or their calculation are not refuted by the Offeror, acting in the way indicated in the preceding number, within the sixty days following the receipt by the Offeror of the quarterly statement referred to in number Eight above. Eleven) RCR will give notice to the Offeror of the date of commencement of the Commercial production and of the first commercial sale of Mineral Products. RCR may extract reasonable quantities of mineral and rocks from the Properties (considered either individually or else jointly with the mining claims referred to in number one above) for purposes of sampling in volume and of assay, without having to pay Royalty for it to the Offeror, unless income is generated for the pertinent mineral and rocks; Twelve) RCR will be entitled to mix with minerals of the Properties (considered either individually or else jointly with the mining claims referred to in number one above) the mineral obtained from other properties, subject to the fact that prior to such mixture, RCR must adopt and apply reasonable practices and procedures of weighing, determination of the humidity content, sampling and assays, and also must use reasonable recovery and accurate factors to establish the quantities of products derived from or attributable to the mineral extracted and produced of the Properties. RCR will maintain exact records of the results of the samplings, weight and analyses of the mineral extracted and produced from the Properties (considered either individually or else jointly with the mining clams referred to in number one above).

 Thirteen) In any time from this date, RCR will be entitled to acquire royalty both from the Offeror and the legal mining companies offerors of the mining claims referred to in number One above, once commercial production starts in the Properties, paying as sole price for such purchase the sum of US$ 2,000,000 in cash, after which the obligation of RCR of paying the Royalty to the Offeror will end. From such sum, the Offeror will be entitled to receive 26.71% . Fourteen) Since the commencement of the production, the Offeror, acting always jointly with the legal mining companies offerors of the mining claims referred to in Number One above, will have always the possibility selling to a third party their right to collect the Royalty agreed, subject to the procedure denominated “first refusal” which is described below. In the event the Offeror, acting always jointly with the legal mining companies offerors of the mining claims referred to in number One above, decide to sell such right to a third party, they will be obliged to notify RCR in writing about the offer that it receives from the third party, commencing to accrue since the date of reception of the notice in the domicile of the contractual mining company in a period of 60 days for RCR to take a decision about such offer. RCR will be entitled to match the offer notified by the Offeror, and for this purpose it must send a written notice to the Offeror within such period of 60 days. If it does not reply within such period, it will be understood that it has decided not to acquire the right of the Offeror, always jointly with the legal mining companies offerors of the mining claims referred to in number One above, to collect and receive the Royalty agreed. Should RCR decide to acquire such right in the price and conditions offered by the third party to the Offeror, then the purchase of the rights of the Offeror, jointly with the same right of the legal mining companies offerors of the mining claims referred to in number One above, must be implemented through a public deed within the 30 days following the expiration of the period of 60 days already referred to. In the event RCR does not reply or decides not to acquire such rights within the period mentioned, then the Offeror, always jointly with the legal mining companies offerors of the mining claims referred to in number One above, will be authorized to sell its rights to such third party and in the conditions (price and modalities, if applicable) reported in the written notice sent to RCR. The respective Contract, that must be evidenced by public deed must be executed between the Offeror, always jointly with the legal mining companies offerors of the mining claims referred to in number One above, and the third in the maximum period of 60 days counted from the expiration of the original period of 60 days that RCR has to respond to the notice of the Offeror. If the Contract is not executed with the third party within the aforementioned time period, it will be understood that such offer has not been successful, what is provided for in this number having application again.

EIGHTH : OBLIGATION OF THE OFFEROR WITH RESPECT TO THE PROPERTIES.

The Properties subject of this Option, must be maintained during their effectiveness by the Offeror free from any encumbrance, prohibition (with the exception of mortgage and prohibition that in this same instrument it constitutes in favor of RCR and of the lease agreement referred to in the first clause above) embargo and litigation. The Offeror will be obliged to carry out at its cost all the actuations that may be required by RCR during the effectiveness of the Option tending to solve any defect or objection of the titles of dominion of the Properties. If this is not done, RCR may request the arbitrator to retain in his hands all or part of the price of the Option until such time as it is corrected at law.

As the Property is affected by a lease agreement in favor of Mr. Sergio Darío Barahona Tirado, which is registered on folio 158 number 42 and a sublease agreement whose sublessor is Mr. Omar Osvaldo Barril Santana, that is registered on folio 159 over number 43, both of the Registry of Mortgages and Encumbrances corresponding to the year 2004 of the Registrar of Mines of Copiapó, Mr. Sergio Darío Barahona Tirado hereby binds himself to terminate the lease agreement issuing the documents that may be necessary for such purpose jointly with the administrator of the Offeror, releasing all the pertinent registrations in the Registry of Encumbrances prior to the expiration of the period of 48 months referred to in the third clause above. If such termination does not occur, Mr. Sergio Darío Barahona Tirado and the Offeror hereby confer special power of attorney to RCR, as broad as may be necessary for the proper fulfillment of its commission, to terminate suchcontract and proceed to request the release of the registrations in the pertinent Registrars, any payment that as a consequence of such termination must be paid by RCR must be for the exclusive account of Mr. Sergio Darío Barahona Tirado. And such sum shall be deducted from the value that Mr. Sergio Darío Barahona Tirado is entitled to receive for the payment of the price of the purchase sale.

NINTH: STATE IN WHICH THE PROPERTIES WILL BE SOLD.

The Properties will be sold as they are, with all their uses, entitlements, rights and registered easements, the seller responding for the clearance of titles in accordance with the law.

TENTH: RESPONSIBILITY FOR OBTAINMENT OF PERMITS.

The parties leave on record that the obtainment of any kind of permits that are required for the exploration and/or exploitation of the Properties will be for the exclusive account of RCR, and in any case the Offeror must provide all the collaboration possible.

ELEVENTH: ASSIGNMENT OF RIGHTS

It is hereby convened that RCR will be authorized to be able to assign either fully or partially the rights and obligations that arise for it under this Agreement, the assignee becoming responsible for the same obligations that RCR contracts in this instrument and about which express evidence must be left in the assignment contract, and for this the sending to the Offeror of a written notice of such assignment, to which a true copy of the Assignment Contract will be attached will suffice. The Offeror may not assign any of its rights and obligations without the prior written consent of RCR.

TWELFTH: FORCE MAJEURE

It is hereby convened that the obligations assumed by RCR by virtue of this Agreement in favor of the Offeror, specifically those relating to the payment of the purchase sale price detailed in the sixth clause above, will be suspended in cases when events occur that are constitutive of Force Majeure, according to the concept defined by Article 45 of the Civil Code including events such as, but without this being restrictive, expropriation or confiscation of the facilities, fulfillment of orders or requirements of any governmental authority, absolute opposition of the owners of surface lands comprised by the Properties, acts of war, rebellion, sabotage and damage resulting therefrom, fire, flood, earthquake, explosion or accidents, riots, illegal strikes or any other similar case, whether of the same class or nature or that have not been within the control of RCR and that, even exercising reasonable painstaking care, could not have been forestalled. The above does not release RCR from its obligation of maintenance of the Properties, including the payment of its claim fees. RCR shall notify the Shareholders of the Offeror, in writing, of any case of Force Majeure within a period of ten (10) calendar days, counted from the date on which such event occurred, which must also be communicated by RCR in writing; the fulfillment of the obligations shall be resumed immediately.

THIRTEENTH: NOTICE OF TERMINATION OF AGREEMENT

At its sole discretion, during the effectiveness of this Agreement RCR may terminate it at any time giving notice in writing to the Shareholders of the Offeror – applying what is provided in Numeral six point four of the sixth clause above - thirty days in advance, subject to its complying with its obligations that are detailed in the following fourteenth clause. In any event, if the Option is not exercised within the period of 48 months given in this Agreement, notwithstanding such notice is not sent, it will be understood that RCR has waived such exercise. Since the date of such notice, RCR will cease to have any obligation with respect to the Properties and payments to the Shareholders of the Offeror, with the exception of what is convened in the following fourteenth clause.

FOURTEENTH: OBLIGATIONS OF RCR UPON TERMINATION OF THE AGREEMENT

If for any reason the purchase sale offered is not implemented, RCR must deliver free to the Offeror the information obtained as a result the exploration made in accordance with this Agreement, both geological, of drillings, samplings, geophysics, analyses, drill cores, grades, etc., the above enumeration merely being an example. Likewise, RCR must completely vacate from the Properties to which this Contract refers and which will be the object of the exploration, from personnel, constructions, installations, equipments, provisions and machinery. RCR must comply with these obligations within the maximum period of sixty days counted as may be pertinent from the date on whichits decision is notified by certified letter that it will not persevere in the purchase sale Agreement offered or else when the period of effectiveness of the Option expires.

FIFTEENTH: EXCHANGE RATE

The sums expressed in dollars in this deed will be liquidated in pesos, national currency, at the exchange rate of the observed dollar of the United States of America published in the Official Gazette on the day of the respective calculation, in accordance with what is provided in number six of Chapter One of the Compendium of Norms of Foreign Exchange. In the absence of such exchange rate, the exchange rate referred to in article 20 paragraph 1 of the Law 18,010 will be applied.

SIXTEENTH: COMMUNICATIONS AND NOTICES

Any notice or communication that one of the parties must give to the other as stipulated in this instrument, and provided that in this a special form of notice is not contemplated, must be sent in writing in Spanish to each Shareholder of the Offeror – applying what is provided in Number six point four of the sixth clause above - and will be considered delivered if the party notified receives it in his domicile indicated at the commencement of this Contract, or if it is sent by certified mail, the Notary Public sends it with the prepaid dues and the letter is addressed to such party in his domicile previously indicated. In the notices by certified letter the party to whom it is addressed will be understood notified on the fifth business day after its remittance. Either of the parties may, through notice sent to the other in the way provided for in this Clause, change its domicile for the reception of such notices. The notices may also be sent by fax or electronic mail, but in any case the original must be sent by Mail or by hand within the following twenty four hours.

SEVENTEENTH: MORTGAGE AND PROHIBITION

The Offeror hereby constitutes in favor of RCR for which its representatives accept, first degree mortgage with respect to the Properties and prohibition to encumber, alienate or dispose in any way of the Properties, or enter into acts or Contracts that limit or affect the tenancy, possession or ownership thereof, without the prior and written consent of RCR, including among the Properties the exploration concessions or mining claims that succeed or substitute such Properties, for which the Offeror must concur by simple requirement of RCR to the execution of the deeds that may be necessary to materialize such mortgages and prohibitions. Upon the granting of the acceptance of the offer of purchase dealt with in this Contract, or if such Option is waived, such mortgage and prohibitions will have no value or effect and their release may be requested from the Registrar of Mines of Copiapó.

EIGHTEENTH: RIGHT TO EXPLOIT THE PROPERTIES

18.1 During the effectiveness of this Option Agreement, the Offeror will be entitled to continue exploiting the mining claims “Rosario Una a Rosario Diez”, right that will be extinguished ipso facto on the date of the acceptance of the option on the part of RCR and payment of the last installment of the price indicated in section 6.1 of the sixth clause above. RCR recognizes this right of exploiting the Properties during the effectiveness of this Option Agreement, with a monthly total limit of up to 6,000 tons of mineral.

18.2 Without prejudice to the above in the event RCR should require to carry out exploration works, in the terms of the above Clause Four in places where the Offeror executes mining operations, the latter shall coordinate with RCR in order to allow it to carry out the respective prospecting work. For these purposes, the Offeror binds itself to deliver to RCR a sketch with the location of the present extraction work, within the period of 10 days, counted from this date. Likewise, in the event of carrying out new extraction work, these must be reported in writing to RCR, attaching sketches with their location, with an advance of at least 30 days from the commencement of the respective works.

18.3 RCR will be authorized to request the Offeror the detail of exploitation that it develops monthly in the Properties.

18.4 The Offeror must perform the mining exploitation works for which it is authorized in accordance with this clause in line with the applicable norms of mining, labor and environmental safety that may be pertinent, whose timely fulfillment are its exclusive responsibility.

NINETEENTH: EXPENSES

The notarial dues and those of the Registrar of Mines and Real Estate shall be for account of RCR.

TWENTIETH: ARBITRATION

Should there arise any discrepancy, difficulty, difference of opinion or controversy between the parties in relation with the effectiveness of this Agreement, the validity, interpretation, breach, partial fulfillment, execution or total or partial lack of execution or resolution thereof or any other cause with relation to this Agreement, it will be resolved by arbitration, designing already for this purpose and in the following order Mr. RAFAEL VERGARA GUTIERREZ, if he couldn’t make it, Mr. MARIO MATURANA CLARO and if he couldn’t make it Mr. JUAN LUIS OSSA BULNES. If none of them could make it, the respective arbitrator will be designee in accordance with the Regulations of Centro de Arbitrajes of Camara de Comercio de Santiago A.G., whose provisions are evidenced in the public deed of December 10, 1992 delivered in the Notary of Santiago of Mr. Sergio Rodriguez Garcés and its subsequent modifications, that forming an integral part of this clause, the parties declare they know and accept. The parties will appoint the arbitrator ex aequo et bono by mutual agreement and in case of disagreement, the parties grant special irrevocable mandate to Camara de Comercio de Santiago A.G. so that, at the written request of either of them, it may designate the arbitrator ex aequo et bono from among the members of the arbitral corps of the Arbitrator Center of that Chamber who is or has been Professor Of Mining Law at any of the Faculties of Law of the Universidad de Chile or Universidad Católica de Chile, or otherwise, Professor of Civil Law of any of such Faculties. There will be no remedy against the resolutions of the arbitrator, so the parties expressly waive them. The arbitrator is especially authorized to resolve any matter related with his competence and/or jurisdiction.

TWENTY- FIRST: JURISDICTION

For all legal purposes that can be derived from this Agreement, the parties establish their domicile in the city of Santiago.

TWENTY-SECOND: FACULTY

The bearer of a certified copy of this deed is authorized to request the registrations subregistrations and annotations that may be pertinent in the Registrars’ offices. .

TWENTY THIRD: AUTHORIZATION

It is placed on record that the Offeror has been expressly authorized by its shareholders to enter into this Option Agreement, in accordance with resolutions taken at the General Shareholders Meetings evidenced by public deed delivered before this same Notary and on this same date.

TWENTY-FOURTH. DEFINITIVE AND UNIQUE AGREEMENT

The appearing parties declare that this Option Agreement constitutes the only and definitive agreement between them with respect to the Properties declaring furthermore the fulfillment of the Letter of Intent executed between the Shareholders of the Offeror and Mr. Francisco Schuberts Seiffert, by private instrument authorized before the Notary of Copiapó of Mr. Luis Contreras Fuentes, on September 14 and 24 of this year, respectively, grating each other the broadest and most complete release in respect of them.

AUTHORITIES

The authority of Mr. Francisco Schuberts Seiffert to appear on behalf of RÍO CONDOR RESOURCES S.A. is evidenced in public deed delivered on July 3, 2009 in the Notary of Santiago of Mr. Raúl Iván Perry Pefauer, which is not inserted as it is known to the parties and to the attesting Notary.

/s/ Francisco Schuberts Seiffert
Francisco Schuberts Seiffert

/s/ Sergio Barahona Tirado
Sergio Barahona Tirado

/s/ Sergio Dario Barahona Tirado
Sergio Dario Barahona Tirado

/s/ Carlos Ernesto Barahona Tirado
Carlos Ernesto Barahona Tirado

/s/ Alejandro Rodrigo Barahona Tirado
Alejandro Rodrigo Barahona Tirado

/s/ Monica Mercedes Perez Barahona
Monica Mercedes Perez Barahona

/s/ Gabriel Perez Barahona
Gabriel Perez Barahona